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                          [Clifford Chance Letterhead]




July 31, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Richard Pfordte, Division of Investment Management

RE:       PROSPECT ENERGY CORPORATION
          FILE NOS. 333-132575 AND 814-659

Dear Mr. Pfordte:

         Thank you for your telephonic comment on July 31, 2006 regarding the registration statement on Form N-2 (the "Registration Statement") for Prospect Energy Corporation (the "Fund") filed with the Securities and Exchange Commission (the "Commission") on March 20, 2006. The Registration Statement relates to the shelf offering of the Fund. Below, we describe the changes made to the Registration Statement in response to the Staff's comment, as requested.

         The Fund has considered the Staff's comment and has authorized us to make on its behalf the response and change discussed below to the Registration Statement. This change will be reflected in pre-effective amendment No. 2 to the Registration Statement, which will be filed via EDGAR shortly after we have confirmed with you that the responses below are acceptable.

COMMENT:    PLEASE INDICATE THAT THE FUND WILL FILE OPINIONS IN CONNECTION WITH
ISSUANCE OF SECURITIES OTHER THAN SHARES OF COMMON STOCK.

                  Response: We have added subsection (f) to Item 34 --
                            Undertakings in Part C to the Registration Statement as attached.

         If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8489. Thank you.


Best regards,

/s/ Leonard B. Mackey

Leonard B. Mackey


Attachments


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ITEM 34. UNDERTAKINGS

         1. The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or
(2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

         2. Any securities not taken in a rights offering by shareholders are to be reoffered to the public, an undertaking to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, we will file a post-effective amendment to set forth the terms of such offering.

         3. The Registrant undertakes that:

                  (a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

                           (1) to include any prospectus required by Section
                  10(a)(3) of the 1933 Act;

                           (2) to reflect in the prospectus any facts or events
                  after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                           (3) to include any material information with respect
                  to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (b) that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

                  (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

                  (d) that, for the purpose of determining liability under the 1933 Act to any purchaser, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or



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         modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

                  (e) that, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

                  (f) if the Registrant intends to issue securities other than its shares of common stock, at or before the time the Registrant files a prospectus supplement regarding the offering of such securities pursuant to Rule 497 under the Securities Act of 1933, it will file a post-effective amendment with an opinion regarding the validity of such securities included as an exhibit.



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